

16013974

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	Texas	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROSE MARY MALDONADO
My Commission Expires
June 13, 2018

Signature

Vice President, Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


USAA®

USAA FINANCIAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2015



Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAA Financial Advisors, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 25, 2016

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2015

(Dollars in thousands, except share amounts)

Assets		
Cash	$	11,301
Receivable from related parties		10,654
Prepaid assets		5,129
Total assets	$	27,084
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to related party	$	18,083
Total liabilities		18,083
Stockholder's Equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		1
Additional paid-in capital		9,000
Total stockholder's equity		9,001
Total liabilities and stockholder's equity	$	27,084

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2015

(Dollars in thousands)

Revenues	
Origination and servicing fees	$ 123,961
Administrative servicing fees	7,821
Dividend income	1
Total revenues	131,783
Expenses	
Compensation and benefits	89,630
Administrative services	13,220
Data processing and communications	12,386
Licenses and fees	7,472
Occupancy and equipment	6,490
Other expenses	2,585
Total expenses	131,783
Income before income taxes	-
Income tax expense	-
Net income	$ -

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

(Dollars in thousands)

	Total stockholder's equity	Common stock	Additional paid-in capital
Balances at January 1, 2015	$ 9,001	$ 1	$ 9,000
Balances at December 31, 2015	$ 9,001	$ 1	$ 9,000

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2015

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from related parties	5,240
Decrease in prepaid assets	593
Decrease in payable to related party	(5,391)
Net cash provided by operating activities	442
Cash and cash equivalents at beginning of year	10,859
Cash at end of year	$ 11,301

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Notes to Financial Statements

December 31, 2015

(Dollars in thousands)

(1) Nature of operations

USAA Financial Advisors, Inc. (FAI), (also referred to as "we," "our," or "us," unless otherwise denoted) is a wholly owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly owned subsidiary of United Services Automobile Association (USAA).

We are registered as a securities broker-dealer under the Securities Exchange Act of 1934 and we are a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FAI was formed to collectively allow FPS and FAI to serve as the portal through which customers can receive integrated financial advice to identify appropriate solutions, followed by a discussion of the USAA products and services that may be suitable for their financial needs.

(2) Summary of significant accounting policies

(a) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that have an original maturity at purchase of three months or less. Effective April 15, 2015, the USAA Money Market Fund was liquidated and the balance was moved to *Cash*. As of December 31, 2015, the entire balance of $11,301 was cash.

(c) Revenue recognition

As more fully described in note 3(a), we provide broker-dealer services to USAA Investment Management Company (IMCO), a related party and registered broker-dealer under the Securities Exchange Act of 1934. We also provide services to USAA Asset Management Company (AMCO), an affiliate and a registered investment adviser and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), for servicing of the mutual fund accounts and products. Revenue for these services is earned over the period in which these services are performed.

Furthermore, as described in note 3(b), we also provide services to IMCO which cover activities such as performing account opening and administration and taking customer securities orders. Again, these activities are recognized as revenue over the period in which the services are performed.

(Dollars in thousands)

(d) <u>New accounting pronouncements issued but not yet effective</u>

The following Accounting Standards Updates (ASU) to the Financial Accounting Standards Board Accounting Standards Codification have been issued but are not yet effective for us:

- ASU 2014-09, *Revenue from Contracts with Customers* and ASU 2015-14, *Revenue from Contracts with Customers Deferral of the Effective Date*;
- ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*.

<u>ASU 2014-09 (with effective date updated by ASU 2015-14)</u> replaces existing revenue recognition requirements in Topic 605, *Revenue Recognition*, including an assortment of transaction-specific and industry-specific rules. The ASU establishes a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The guidance also requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The ASU allows for two adoption methods: either, (1) a company will apply the rules to all contracts existing in all reporting periods presented, subject to certain allowable exceptions; or, (2) a company will apply the rules to all contracts existing as of January 1, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods.

<u>ASU 2014-15</u> requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The ASU is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. We do not expect a significant impact upon adoption.

(3) Transactions with related parties

(a) <u>Intercompany agreement</u>

We have entered into an expense allocation agreement with FPS for the purposes of allocating and reporting certain operating expenses of FAI. Actual expense amounts charged to FAI by FPS are calculated based on predetermined and contractually established rates that are based upon estimated sales volumes (product volume or balances) and expenses (referred to as transfer pricing). Amounts owed to FPS for these services are included in *Payable to related party* and are settled monthly. During 2015, we recognized expenses of $123,961 for the services provided by FPS and such expenses are included in the Statement of Operations lines to which the services pertained. Broker-dealer volume and balance metrics were below those expected during the transfer pricing process and related expenses were higher. Had the charges from

(Dollars in thousands)

FPS been based upon an allocation of costs, rather than a transfer pricing model, we would have incurred additional expense of $31,349. Had these expenses been allocated, FAI would have also received additional income of $31,349 from IMCO, AMCO, and SAS.

We have entered into a referral services agreement with IMCO and FPS, covering services rendered on behalf of IMCO's managed account program, USAA Managed Portfolios – UMP®. Additionally, FAI and IMCO have entered into an intercompany agreement with FPS covering services rendered by FPS on behalf of FAI. This agreement allows for a recovery of the costs incurred in our operation as a broker-dealer (including those costs allocated from FPS). Amounts owed to us from IMCO for these services are included in *Receivable from related parties* and are settled monthly. During 2015, we earned $97,755 for services provided to IMCO.

FAI, AMCO, and SAS have entered into an intercompany agreement covering services rendered by FPS on behalf of FAI. This agreement represents a recovery of the costs incurred in our servicing of the mutual fund accounts and products. Amounts owed to us from AMCO and SAS for these services are included in *Receivable from related parties* and are settled monthly. During 2015, we earned $22,799 and $3,407 for services provided to AMCO and SAS, respectively.

(b) Clearing and reimbursement agreement

IMCO has entered into a fully disclosed clearing agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company. FAI has entered into a secondary clearing agreement with IMCO and NFS whereby FAI introduces brokerage customer accounts to IMCO, who in turn, introduces these accounts to NFS. Our activities under the agreement include performing account opening and administration and taking customer securities orders for clearance and settlement. We billed IMCO for these activities under the provisions of a reimbursement agreement.

We earned fees of $7,821 from IMCO in 2015 under the respective agreements and we incurred expenses of approximately $7,821 related to activities underlying these agreements which are included in *Administrative servicing fees* and various expense categories on the Statement of Operations, respectively.

(c) Funding agreement

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $20,000 from USAA Capital Corporation (CAPCO). There were no borrowings during 2015. There are no commitment fees associated with this intercompany funding agreement.

(4) Income Taxes

FAI is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax expense is the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

(Dollars in thousands)

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions. The resulting state income taxes are reflected in the Statement of Operations.

No aggregate cash was received by FAI for income tax refunds during the year ended December 31, 2015. No aggregate cash was paid by FAI for Texas Margin Tax during the year ended December 31, 2015.

FAI does not have any deferred income tax for the year ended December 31, 2015. FAI does not have any uncertain tax positions for the year ended December 31, 2015.

(5) Net capital

We are subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2015, our net capital was $3,305, which was $3,055 in excess of our minimum net capital requirement of $250.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2015.

(6) Commitments and contingencies

FAI is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

(7) Subsequent Events

Events occurring after December 31, 2015 have been evaluated for possible adjustment to the financial statements or disclosure.

Supplementary Information

Schedule 1

USAA FINANCIAL ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

As of December 31, 2015

(Dollars in thousands)

Net capital:		
Total stockholder's equity qualified for net capital	$	9,001
Deductions/charges:		
Nonallowable assets:		
Prepaid assets		5,129
Receivable from related parties (excludes a receivable from a registered broker-dealer affiliate of $10,087)		567
Total deductions/charges		5,696
Net capital	$	3,305
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement of reporting broker or dealer	$	250
Excess net capital	$	3,055
Net capital in excess of:		
120% of minimum net capital requirement	$	3,005

There are no material differences between the preceding computation and our corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2015 filed on January 26, 2016.

USAA FINANCIAL ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

We are exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (Exchange Act) pursuant to paragraph (k)(2)(ii). FAI is an introducing broker or dealer that clears all transactions with and for customers on a fully-disclosed bases with our clearing broker or dealer, NFS, as described in the footnotes above. We do not carry customer accounts or otherwise hold funds or securities of customers. FAI, through IMCO, promptly transmits all customer funds and securities to NFS, which carries the accounts of such customers. Per the Fully Disclosed Clearing Agreement between IMCO and FAI, NFS maintains and preserves books and records as are customarily made and kept by a clearing broker or dealer pertaining to customer accounts pursuant to the requirements of Rules 17a-3 and 17a-4 under the Exchange Act. Under the exemption set out in paragraph (k)(2)(ii) of the Exchange Act, FAI is not required to make the Computation for Determination of Reserve Requirements or provide Information Relating to Possession or Control Requirements.

Exemption Report of USAA Financial Advisors, Inc. and Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.

We have reviewed management's statements, included in the accompanying USAA Financial Advisors, Inc. Exemption Report, in which (1) USAA Financial Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the U.S. Securities and Exchange Commission, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2016


USAA®

9800 Fredericksburg Road
San Antonio, Texas 78288

USAA Financial Advisors, Inc. Exemption Report

February 25, 2016

USAA Financial Advisors, Inc. (FAI) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, FAI states the following:

1. FAI claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. FAI met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

USAA Investment Management Company
Kirsten Register
Vice President, Controller

Securities Investor Protection Corporation Report and Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures



Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Management of
USAA Financial Advisors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of USAA Financial Advisors, Inc. (FAI), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FAI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. FAI's management is responsible for FAI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the audited Form X-17A-5 for the year ended December 31, 2015 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2850********************MIXED AADC 220
066197 FINRA DEC
USAA FINANCIAL ADVISORS INC
ATTN LAURA BROWN COMPL/ADMIN
9800 FREDERICKSBURG RD, A-3-W
SAN ANTONIO TX 78288-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Brown/210.498.4924

2. A. General Assessment (item 2e from page 2) — $ 111,181

B. Less payment made with SIPC-6 filed (exclude interest) — (56,441)
7/29/2015
Date Paid

C. Less prior overpayment applied — (-0-)

D. Assessment balance due or (overpayment) — 54,740

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — -0-

F. Total assessment balance and interest due (or overpayment carried forward) — $54,740

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 54,740

H. Overpayment carried forward — $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Financial Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 20 16.

AVP, Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 131,782,557
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	87,309,621
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	389
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	87,310,010
2d. SIPC Net Operating Revenues	$ 44,472,547
2e. General Assessment @ .0025	$ 111,181 (to page 1, line 2.A.)

9800 Fredericksburg Road
San Antonio, Texas 78288


USAA®

Sent Via Federal Express

February 26, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: USAA Financial Advisors, Inc.
File No. 8-66197

Dear Sir/Madam:

Enclosed are copies of USAA Financial Advisors, Inc.'s annual certified financial statements, which include Form X-17A-5 Part III required by Rule 17a-5(d), for the fiscal year ended December 31, 2015.

Also enclosed is a copy of USAA Financial Advisors, Inc.'s SIPC-7 Report, for the fiscal period January 1, 2015 through December 31, 2015, and its Report of Independent Accountants on Applying Agreed-Upon Procedures.

If you need any further information, please call me at (210) 498-4924.

Sincerely,

Laura R. Brown

Laura R. Brown
USAA FASG Legal Administration
Corporate Affairs Regulatory Manager

Enclosures


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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Management of
USAA Financial Advisors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of USAA Financial Advisors, Inc. (FAI), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FAI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. FAI's management is responsible for FAI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the audited Form X-17A-5 for the year ended December 31, 2015 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2850*********************MIXED AADC 220
066197 FINRA DEC
USAA FINANCIAL ADVISORS INC
ATTN LAURA BROWN COMPL/ADMIN
9800 FREDERICKSBURG RD, A-3-W
SAN ANTONIO TX 78288-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Brown/210.498.4924

2. A. General Assessment (item 2e from page 2) — $ 111,181

B. Less payment made with SIPC-6 filed (exclude interest) — (56,441)
7/29/2015
Date Paid

C. Less prior overpayment applied — (-0-)

D. Assessment balance due or (overpayment) — 54,740

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — -0-

F. Total assessment balance and interest due (or overpayment carried forward) — $54,740

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 54,740

H. Overpayment carried forward — $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Financial Advisors, Inc.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

AVP, Secretary
(Title)

Dated the 23rd day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 131,782,557
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	87,309,621
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	389
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	87,310,010
2d. SIPC Net Operating Revenues	$ 44,472,547
2e. General Assessment @ .0025	$ 111,181
	(to page 1, line 2.A.)